Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502
March 2, 2010
VIA EDGAR
Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence from SEC Staff dated
February 25, 2010 regarding
United America Indemnity, Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed February 16, 2010
File No. 000-50511
Dear Mr. Riedler:
     On behalf of United America Indemnity, Ltd. (the “Company”), we are providing the following responses to your comment letter dated February 25, 2010 regarding the Company’s Preliminary Proxy Statement on Schedule 14A. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.
Proposal Number One: The Transaction, page 35
1.	Please disclose whether you currently have, or do not have, any plans to issue any of the additional unissued authorized shares as a result of the approval of the one-for-two exchange.

The Company does not currently have any plans to issue any of the additional unissued authorized shares as a result of the approval of the one-for-two exchange.

The Company will include the following sentence at the end of the sixth paragraph of the section entitled “Proposal Number One: The Transaction:”
“GI plc does not currently have plans to issue any of the additional unissued authorized Class A or Class B ordinary shares as a result of the approval of the one-for-two exchange.”
Where You Can Find More Information, page 99
2.	Please revise this section to incorporate by reference your Form 8-K/A filed on July 22, 2009 and your Form 8-K filed on February 17, 2010. In addition, it does not appear that you filed a Form 8-K on July 27, 2009. Please revise your filing accordingly.

The Company will revise this section to incorporate by reference its Form 8-K/A filed on July 22, 2009 and its Form 8-K (Item 8.01) filed on February 17, 2010, as applicable, and will also list any other Current Report on Form 8-K filed prior to the date of filing of the Definitive Proxy Statement on Schedule 14A. The Company will delete the reference to a Form 8-K filed on July 27, 2009. If the Company files its Annual Report on Form 10-K prior to the filing of the Definitive Proxy Statement on Schedule 14A, it will update the section “Where You Can Find More Information” accordingly.

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call the undersigned at (212) 455-7113 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.
Very truly yours,
/s/ Gary Horowitz
Gary Horowitz

cc:	Jennifer Riegel, Securities and Exchange Commission Thomas McGeehan, United America Indemnity, Ltd. Robert Hughes, United America Indemnity, Ltd. Linda Hohn, United America Indemnity, Ltd.